BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Moody´s upgrades BRF´s global scale and issue-level ratings to “Baa2”

BRF S.A. (“BRF” or the "Company") (BOVESPA: BRFS3; NYSE: BRFS) hereby informs its shareholders and the market in general that the international credit rating agency Moody´s Investor Service (“Moody´s”) announced today that it has upgraded BRF´s senior unsecured rating (global scale) and all related ratings to Baa2 from Baa3. The outlook for the ratings is stable.

Testament to the Company´s strong credit metrics, Moody´s report states that the rating “[…] reflects BRF's good business profile, solid financial position and leadership both in processed foods in Brazil and global poultry exports. The company's value added portfolio and strong brands bring overall higher margin stability and makes the company more resilient to commodity price volatility”.

In September 2015, Standard & Poor´s (S&P) announced the maintenance of BRF´s corporate rating at BBB, after having upgraded the Company in May 2015, based on the strong cash generation and low level of indebtedness. In August 2015, Fitch also upgraded BRF from BBB- to BBB.

This places BRF above the sovereign rating in foreign currency with all three credit rating agencies, underpinning the Company´s financial flexibility and ability to support its international expansion plan.

São Paulo, October 29, 2015.

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer